As filed with the Securities and Exchange Commission on March 25, 2005.       Registration No. 333-123350

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

_______________________________

PRE-EFFECTIVE AMENDMENT NO. 1

TO

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares Evidenced by American Depositary Receipts

PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

People’s Republic of China

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK

(Exact name of depositary as specified in its charter)

One Wall Street New York, N.Y. 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________________

The Bank of New York

ADR Division

One Wall Street, 29th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter B. Tisne, Esq. Emmet, Marvin & Martin, LLP 120 Broadway New York, New York 10271 (212) 238-3010	William Y. Chua, Esq. Sullivan & Cromwell LLP 28th Floor Nine Queen’s Road Central Hong Kong (852) 2826-8688

It is proposed that this filing become effective under Rule 466

[ ] immediately upon filing

[ ] on ( Date ) at ( Time ).

If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

EMM-781012_1

The prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Amended and Restated Deposit Agreement filed as Exhibit 1 to this Registration Statement which is incorporated herein by reference.

EMM-781012_1

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus\
1. Name and address of depositary	Introductory Article
2. Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles number 15, 16 and 18
(iii) The collection and distribution of dividends	Articles number 4, 12, 13, 15 and 18
(iv) The transmission of notices, reports and proxy soliciting material	Articles number 11, 15, 16 and 18
(v) The sale or exercise of rights	Articles number 13, 14, 15 and 18
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 12, 13, 15, 17 and 18
(vii) Amendment, extension or termination of the deposit agreement	Articles number 20 and 21
(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article number 11
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles number 2, 3, 4, 5, 6 and 8
(x) Limitation upon the liability of the depositary	Articles number 14, 18, 19 and 21

3. Fees and Charges	Articles number 7 and 8

Item - 2.

Available Information

Public reports furnished by issuer	Article number 11

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Amended and Restated Deposit Agreement dated as of ____________, 2005, among Ping An Insurance (Group) Company of China, Ltd., The Bank of New York as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Receipts issued thereunder. - Filed previously.

b.

Form of letter from the Depositary to Ping An Insurance (Group) Company of China, Ltd. relating to pre-release activities. – Filed herewith as Exhibit 2.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. – See (a) and (b) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Filed previously.

e.

Certification under Rule 466. -- Not Applicable.

Item - 4.

Undertakings

(a)

The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)

If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty days before any change in the fee schedule.

- # -

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused  this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on March 24, 2005.

Legal entity created by the agreement for the issuance of American Depositary Receipts for H Shares of Ping An Insurance (Group) Company of China, Ltd.

By:

The Bank of New York,

As Depositary

By:

/s/ Ulla M. Erlandsen

       Ulla M. Erlandsen

       Vice President

- # -

Pursuant to the requirements of the Securities Act of 1933, Ping An Insurance (Group) Company of China, Ltd. has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in Shenzhen, People’s Republic of China, on March 24, 2005.

PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

By:  /s/ YAO Jun

       Name:  YAO Jun

       Title:  Company Secretary and

                  Chief Legal Officer

Each person whose signature appears below hereby constitutes and appoints SUN Jianyi and YAO Jun, and each of them severally, his or her true and lawful attorney-in-fact with power of substitution and resubstitution to sign in his or her name, place and stead in any and all capacities the Registration Statement and any and all amendments thereto (including post-effective amendments) and any documents in connection therewith, and to file the same with the Securities and Exchange Commission, granting unto each of said attorneys full power to act with or without the other, and full power and authority to do and perform, in his or her name and on his or her behalf, every act whatsoever which such attorneys, or any one of them, may deem necessary or desirable to be done in connection therewith as fully and to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on March 24, 2005.

     *

Chairman of the Board of Directors and Chief

MA Mingzhe

Executive Officer (principal executive officer)

     *

Chief Operating Officer and Chief Financial Officer

CHEUNG Chi Yan Louis

(principal financial officer)

     *

Assistant President and Finance Director

REN Huichuan

(principal accounting officer)

     *

Executive Director and Executive Vice President

SUN Jianyi

     *

Non-Executive Director

HUANG Jianping

     *

Non-Executive Director

LIU Haifeng David

     *

Non-Executive Director

Henry CORNELL

     *

Non-Executive Director

LIN Yu Fen

     *

Non-Executive Director

CHENUG Lee Wah

     *

Non-Executive Director

Anthony Philip HOPE

     *

Non-Executive Director

Dicky Peter YIP

     *

Non-Executive Director

LIN Lijun

     *

Non-Executive Director

FAN Gang

     *

Non-Executive Director

DOU Wenwei

     *

Non-Executive Director

SHI Yuxin

     *

Non-Executive Director

HU Aimin

     *

Independent Non-Executive Director

BAO Youde

     *

Independent Non-Executive Director

KWONG Che Keung Gordon

     *

Independent Non-Executive Director

CHENUG Wing Yui

     *

Authorized Representative in the United States

Donald J. Puglisi

Puglisi & Associates

* By:/s/ YAO Jun

        YAO Jun

        Attorney-in-fact

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INDEX TO EXHIBITS

Exhibit Number	Exhibit

2	Form of letter from the Depositary to Ping An Insurance (Group) Company of China, Ltd. relating to pre-release activities.

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